SECURI 04013232 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43182

SEC RECEIVED SEP 29 2004 WASH., D.C. PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwood Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 520
(No. and Street)

San Francisco (City) CA (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aditya B. Mukerji (415) 352-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daoro, Zydel & Holland
(Name – *if individual, state last, first, middle name*)

180 Montgomery Street, Suite 700, San Francisco CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aditya B. Mukerji, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Securities Group, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDEE SCHERER
COMM. #1345818
Notary Public-California
MARIN COUNTY
My Comm. Exp. March 13, 2006

Signature

CEO & President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redwood Securities Group, Inc.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 216,836	$ 210,052
Receivables		
Commissions and other	4,568	16,000
Due from clearing firm	145,174	153,455
Officer advances	420	151,870
Total receivables	366,998	321,325
Secured demand notes, collateralized by cash equivalents and marketable securities	104,250	104,250
Furniture, equipment and leasehold improvements, at cost, (net of accumulated depreciation of $96,756 and $83,056 in 2004 and 2003, respectively)	68,471	25,256
Other assets	35,523	22,798
	$ 575,242	$ 683,681

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Due to clearing firm	$ 92,871	$ -
Accounts payable	86,446	130,965
Accrued liabilities	127,892	149,970
Income taxes payable	900	1,673
Secured demand notes collateral agreement subordinated to claims of general creditors		
Stockholders	104,250	104,250
Total liabilities	412,359	386,858
Commitment	-	-
Stockholders' equity		
Non-voting common stock; authorized 300,000 shares at $1 par value; issued and outstanding 237,580 shares	237,580	26,500
Voting common stock; authorized 200,000 shares at $1 par value; issued and outstanding 100,000 shares	100,000	75,500
Additional paid in capital	71,170	343,750
Accumulated deficit	(245,867)	(148,927)
	162,883	296,823
	$ 575,242	$ 683,681

The accompanying notes are an integral part of these statements.